INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

March 14, 2023

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant”) Registration Statement on Form N-14 (File No. 333-269643)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. Tony Burak of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on March 6, 2023, and Mr. David Orlic of the staff of the Commission by telephone on March 7, 2023, on the Registrant’s registration statement filed on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of ACM Dynamic Opportunity Fund and ACM Tactical Income Fund, each a series of the Northern Lights Fund Trust III, into the AXS Dynamic Opportunity Fund and AXS Tactical Income Fund, each a newly-created series of the Registrant.

Responses to all of the comments are included below and, as appropriate, will be incorporated into a filing made pursuant to Rule 497 under the Securities Act of 1933. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

Questions & Answers

1.	In the last sentence to the response to the question “Who will manage the Acquiring Funds?” please correct the name for the portfolio manager as it appears his first name is duplicated.

Response: The Registrant has corrected the disclosure as requested.

2.	The response to the question “How will the proposed reorganization affect the fees and expenses I pay as a shareholder of the Acquired Fund?” indicates that total annual fund operating expenses and fees of each Acquiring Fund are expected to be lower (before and after fee waivers) than those of the corresponding Acquired Fund. Given that each Acquiring Fund will have the same fee waivers in place as those of the corresponding Acquired Fund, please revise the disclosure to indicate that the fees for the Acquiring Funds are expected to be the same as or lower than those of the Acquired Funds.

Response: The Registrant confirms that each Acquiring Fund will have the same fee waivers in place as those of the corresponding Acquired Fund. The Registrant notes, however, that (i) each Acquired Fund’s total annual fund operating expenses are currently below the Acquired Fund’s expense cap and each Acquiring Fund’s total annual fund operating expenses are also expected to operate below the Acquiring Fund’s expense cap; and (ii) each Acquiring Fund’s total annual fund operating expenses are expected to be below the corresponding Acquired Fund’s current total annual fund operating expenses. To clarify, the Registrant has revised the first paragraph of the response as follows:

Each Acquiring Fund will pay the same annual advisory fee rate currently paid by the corresponding Acquired Fund. Following the Reorganizations, the total annual fund operating fees and expenses of each Acquiring Fund are expected to be ~~the~~ lower ~~(before and after fee waivers)~~ than those of the corresponding Acquired Fund.

Combined Proxy Statement/Prospectus

3.	The staff notes that the fee tables and examples show the fees and expenses of the Acquired Funds as of the semi-annual period ended October 31, 2022. Please confirm the expenses shown in the fee tables are representative of the current expenses of the Acquired Funds in accordance with Item 3 of Form N-14. If the fees are significantly different, please update the fee tables to reflect current expenses.

Response: The Registrant confirms that the fee tables shown for the Acquired Fund reflect the Acquired Funds’ current expenses.

4.	Footnote 2 to the fee tables for the ACM Dynamic Opportunity Fund/AXS Dynamic Opportunity Fund and Footnote 3 to the fee tables for the ACM Tactical Income Fund/AXS Tactical Income Fund indicate that the Acquired Fund’s advisor has agreed to reduce its fees and/or reimburse expenses of the Acquired Fund until April 30, 2023, and that the Acquired Fund’s advisor may recoup fees waived or reimbursed by the Acquired Fund’s advisor for a period of three years after the fees have been waived or reimbursed if such recoupment can be achieved within the lesser of the Fund’s expense limits and any expense limits in place at time of waiver. Please clarify whether the Acquired Fund’s advisor will have the ability following the merger to recoup amounts waived or reimbursed by the Acquired Fund’s advisor prior to the Reorganization.

Response: The Registrant confirms that the Acquired Funds’ adviser will not have the ability to recoup amounts that it waived prior to the merger. The Registrant has added the following sentence to Footnote 2 and Footnote 3, as applicable, to each fee table:

The Acquired Fund’s advisor will not seek recoupment of any previously waived fees following the Reorganization of the Acquired Fund.

5.	Please revise the figures in the Example for each Acquiring Fund’s Class A Shares (Pro Forma) to reflect the sales load.

Response: The Registrant has revised the Example as follows:

Example

The Example below is intended to help you compare the cost of investing in each Acquired Fund with the cost of investing in the corresponding Acquiring Fund on a pro forma basis. The Example assumes that you invest $10,000 in a Fund and then redeem all of your shares at the end of each period. The Example also assumes that your investment has a 5% annual return, that each Fund’s Total Annual Fund Operating Expenses remain as stated in the previous table and that distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be as follows, if you redeem your shares:

ACM Dynamic Opportunity Fund	One Year	Three Years	Five Years	Ten Years
Acquired Fund – Class A Shares	$761	$1,149	$1,562	$2,709
Acquiring Fund - Class A Shares (Pro forma)	$760	$1,146	$1,557	$2,699
Acquired Fund - Class I Shares	$172	$533	$918	$1,998
Acquiring Fund - Class I Shares (Pro forma)	$171	$530	$913	$1,987

ACM Tactical Income Fund	One Year	Three Years	Five Years	Ten Years
Acquired Fund – Class A Shares	$864	$1,458	$2,076	$3,730
Acquiring Fund - Class A Shares (Pro forma)	$856	$1,435	$2,038	$3,658
Acquired Fund - Class I Shares	$281	$863	$1,470	$3,111
Acquiring Fund - Class I Shares (Pro forma)	$273	$838	$1,430	$3,032

6.	Please disclose if there are any valuation differences that would cause an adjustment to the assets on the Reorganization date. If there are valuation differences and the adjustments are material, it should be shown as an adjustment to the capitalization table.

Response: The Registrant confirms that there are no valuation differences that would cause an adjustment to the assets on the Reorganization date.

7.	Under “Portfolio Turnover” please update the figures to show the portfolio turnover amounts for 2022.

Response: The Registrant has revised the disclosure as follows:

During the most recent fiscal year, the portfolio turnover rate for the ACM Dynamic Opportunity Fund was 742% of the average value of its portfolio, and the portfolio turnover rate for the ACM Tactical Income Fund was 894% of the average value of its portfolio.

Part C

8.	In future filings, please add disclosure that the opinion of counsel regarding the tax consequences to shareholders will be filed within a reasonable amount of time after receipt of the opinion.

Response: The Registrant confirms this language will be added to this undertaking in future filings.

9.	In future filings, please indicate the Ms. Dam is also the Principal Accounting Officer.

Response: The Registrant confirms that Ms. Dam’s title will reflect that she is the Treasurer, Principal Financial Officer and Principal Accounting Officer in future filings.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

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